PYPSA

GRUPO PROFESIONAL PLANEACION Y PROYECTOS S.A. DE C.V.

02055645

October 30, 2002

Company's File Number 82-4204

02 NOV -4 AM 10:54

THE U.S. SECURITIES AND EXCHANGE COMMISION
OFFICE OF INTERNATIONAL CORPORATE FINANCE.
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549-1004 USA.

SUPPL

In order to comply with our 12g3-(2) b, exemption, we are attaching a copy of one communications made public in Mexico.

Regards,

ING. GUILLERMO BARNETCHE DAVISON.
General Director

PROCESSED
NOV 13 2002
THOMSON
FINANCIAL

c.c. **Edgar Piedra.- Latin America Client Services**
The Bank of New York
101 Barclay Street, 22nd Floor-West
New York, N.Y. 10286 U.S.A

dlw 11/4

EMISNET

Emisora: GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V..

Usuario: Guillermo Barnetche Davison.

Nombre del sobre: Pyp.ens

Longitud del sobre: 10397 bytes.

Fecha de recepcion: Oct 25 2002 3:50:48:856PM.

Folio de recepcion: 13675.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
icssific.bmv	1	Sific para Industriales, Comerciales y de Servicios

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: PYP Quarter: 3 Year: 2002

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**116,317**	**100**	**113,832**	**100**
2	**CURRENT ASSETS**	**47,425**	**41**	**54,063**	**47**
3	CASH AND SHORT-TERM INVESTMENTS	2,277	2	2,133	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	38,208	33	48,649	43
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	6,940	6	3,281	3
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**0**	**0**	**2,710**	**2**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	2,710	2
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**15,812**	**14**	**17,981**	**16**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	45,160	39	46,474	41
16	ACCUMULATED DEPRECIATION	29,348	25	28,493	25
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**53,080**	**46**	**39,078**	**34**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**65,429**	**100**	**56,194**	**100**
21	**CURRENT LIABILITIES**	**65,429**	**100**	**56,194**	**100**
22	SUPPLIERS	26,948	41	18,747	33
23	BANK LOANS	6,501	10	1,317	2
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	11,259	17	1,723	3
26	OTHER CURRENT LIABILITIES	20,721	32	34,407	61
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**50,888**	**100**	**57,638**	
34	**MINORITY INTEREST**	**(4,531)**	**(9)**	**(4,045)**	**(7)**
35	**MAJORITY INTEREST**	**55,419**	**109**	**61,683**	**107**
36	**CONTRIBUTED CAPITAL**	**253,634**	**498**	**236,099**	**410**
37	PAID-IN CAPITAL STOCK (NOMINAL)	61,600	121	61,564	107
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	174,534	343	174,535	303
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	17,500	34	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(198,215)**	**(390)**	**(174,416)**	**(303)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	(124,797)	(245)	(75,541)	(131)
43	REPURCHASE FUND OF SHARES	19,735	39	19,435	34
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(80,335)	(158)	(79,211)	(137)
45	NET INCOME FOR THE YEAR	(12,818)	(25)	(39,099)	(68)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: 3 YEAR: 2002

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**2,277**	**100**	**2,133**	**100**
46	CASH	1,975	87	418	20
47	SHORT-TERM INVESTMENTS	302	13	1,715	80
18	**DEFERRED ASSETS (NET)**	**53,080**	**100**	**39,078**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	544	1	856	2
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	48,938	92	34,836	89
51	OTHERS	3,598	7	3,386	9
21	**CURRENT LIABILITIES**	**65,429**	**100**	**56,194**	**100**
52	FOREING CURRENCY LIABILITIES	12,467	19	11,046	20
53	MEXICAN PESOS LIABILITIES	52,962	81	45,148	80
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**20,721**	**100**	**34,407**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	6,141	30	4,737	14
58	OTHER CURRENT LIABILITIES WITHOUT COST	14,580	70	29,670	86
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**0**	**100**	**0**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	(80,335)	100	(79,211)	100
70	ACCUMULATED INCOME DUE TO MONETARY	(78,820)	(98)	(79,251)	(100)
71	INCOME FROM NON-MONETARY POSITION	(1,515)	(2)	40	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER:3 YEAR:2002
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	(18,004)	(2,131)
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	21	24
75	EMPLOYERS (*)	145	152
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	8,417,304	8,108,404
78	REPURCHASED SHARES (*)	933,100	896,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOČK EXCHANGE CODE:**PYP** QUARTER: 3 YEAR2002
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	35,005	100	76,153	100
2	COST OF SALES	40,385	115	101,498	133
3	**GROSS INCOME**	(5,380)	(15)	(25,345)	(33)
4	OPERATING	7,790	22	14,912	20
5	**OPERATING INCOME**	(13,170)	(38)	(40,257)	(53)
6	TOTAL FINANCING	482	1	1,798	2
7	**INCOME AFTER FINANCING COST**	(13,652)	(39)	(42,055)	(55)
8	OTHER FINANCIAL OPERATIONS	(834)	(2)	(606)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	(12,818)	(37)	(41,449)	(54)
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	0	0	0	0
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	(12,818)	(37)	(41,449)	(54)
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	(12,818)	(37)	(41,449)	(54)
14	INCOME OF DISCONTINUOUS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	(12,818)	(37)	(41,449)	(54)
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	(12,818)	(37)	(41,449)	(54)
19	NET INCOME OF MINORITY INTEREST			(2,350)	(3)
20	**NET INCOME OF MAJORITY INTEREST**	(12,818)	(37)	(39,099)	(51)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **3** YEAR: **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**35,005**	**100**	**76,153**	**100**
21	DOMESTIC	35,005	100	75,892	100
22	FOREIGN	0	0	261	0
23	TRANSLATED INTO DOLLARS (***)	0	0	26	0
6	**TOTAL FINANCING COST**	**482**	**100**	**1,798**	**100**
24	INTEREST PAID	1,618	336	460	26
25	EXCHANGE LOSSES	2,294	476	2,119	118
26	INTEREST EARNED	47	10	284	16
27	EXCHANGE PROFITS	3,698	767	1,800	100
28	GAIN DUE TO MONETARY POSITION	315	65	1,303	72
8	**OTHER FINANCIAL OPERATIONS**	**(834)**	**100**	**(606)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(834)	(100)	(606)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**0**	**100**	**0**	**100**
32	INCOME TAX	0	0	0	0
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: 3 YEAR **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	35,006	76,154
37	NET INCOME OF THE YEAR	(12,928)	(31,658)
38	NET SALES (**)	45,600	12,176
39	OPERATION INCOME (**)	(35,080)	(54,515)
40	NET INCOME OF MAYORITY INTEREST(**)	(22,981)	(39,787)
41	NET CONSOLIDATED INCOME (**)	(23,264)	(43,422)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **3** YEAR: **2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(12,818)**	**(41,449)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	(2,140)	840
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(14,958)**	**(40,609)**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	8,640	39,748
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(6,318)**	**(861)**
6	CASH FLOW FROM EXTERNAL FINANCING	5,829	(8,514)
7	CASH FLOW FROM INTERNAL FINANCING	217	(327)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**6,046**	**(8,841)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**552**	**(234)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	280	(9,936)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,997	12,069
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	2,277	2,133

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**PYP** QUARTER: **3** YEAR: **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(2,140)**	**840**
13	DEPRECIATION AND AMORTIZATION FOR THE	1,126	1,652
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(3,266)	(812)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**8,640**	**39,748**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	3,647	3,707
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(4,174)	(233)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	7,381	14,183
22	+ (-) INCREASE (DECREASE) IN OTHER	1,786	22,091
6	**CASH FLOW FROM EXTERNAL FINANCING**	**5,829**	**(8,514)**
23	+ SHORT-TERM BANK AND STOCK MARKET	5,829	0
24	+ LONG-TERM BANK AND STOCK MARKET	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	(8,514)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**217**	**(327)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	217	(327)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**552**	**(234)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	87	106
35	(-) ACQUISITION OF PROPERTY, PLANT AND	465	(340)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: 3 **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	(36.62) %	(54.43) %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(41.47) %	(64.50) %
3	NET INCOME TO TOTAL ASSETS (**)	(20.00) %	(38.15) %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	2.46 %	3.14 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.39 times	0.11 times
7	NET SALES TO FIXED ASSETS (**)	2.88 times	0.68 times
8	INVENTORIES ROTATION (**)	0.00 times	0.00 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	256 days	150 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.23 %	0.02 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	56.25 %	49.37 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.29 times	0.97 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	19.05 %	19.66 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00 %	0.00 %
15	OPERATING INCOME TO INTEREST PAID	(8.14) times	(87.52) times
16	NET SALES TO TOTAL LIABILITIES (**)	0.70 times	0.22 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.72 times	0.96 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.72 times	0.96 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.72 times	0.96 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	3.48 %	3.80 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	(42.73) %	(53.33) %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	24.68 %	52.19 %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(3.90) times	(1.87) times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	96.41 %	96.30 %
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	3.59 %	3.70 %
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	84.24 %	145.30

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**PYP** QUARTER: 3 YEAR: **2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (2.05)	$ (5.14)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00	$ 0.00
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 6.58	$ 7.61
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.31 times	0.50 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(0.93) times	0.60 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

TIPO DE CAMBIO UTILIZADO $ 10.1767 X DOLAR.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS. INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: QUARTER: YEAR:

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: 3 YEAR: 2002
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 PYPSA HOLDING, INC.	INVERTIR EN EL CAPITAL DE	1,000	100.00	0	(206)
2 PYPSA U S HOLDING, INC	INVERTIR EN EL CAPITAL DE	100	100.00	0	(18,229)
3 INTERNACIONAL DE EQUIPO DE CONSTRUCCION SA DE CV	ARRENDAMIENTO DE EQUIPO DE CONSTRUCCION	1,307	99.62	0	1,299
TOTAL INVESTMENT IN SUBSIDIARIES				0	(17,136)
ASSOCIATEDS					
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL					(17,136)

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD:**PYP** QUARTER: 3 YEAR: **2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	0	0	0	0	0	0
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	832	656	176	485	(299)	960
OFFICE EQUIPMENT	3,274	2,130	1,144	7,270	3,428	4,986
COMPUTER EQUIPMENT	8,400	7,554	846	10,255	7,041	4,060
OTHER	3,240	1,986	1,254	11,404	6,852	5,806
DEPRECIABLES TOTAL	**15,746**	**12,326**	**3,420**	**29,414**	**17,022**	**15,812**
NOT DEPRECIATION ASSETS						
GROUNDS	0	0	0	0	0	0
CONSTRUCTIONS IN PROCESS	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	0	0	0	0	0	0
TOTAL	**15,746**	**12,326**	**3,420**	**29,414**	**17,022**	**15,812**

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 3 YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
BANCO INTERACCIONES SA DE CV	11/10/2002	17.00	6,501	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**6,501**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
DANIEL MEASUREMENT AND CONTR	31/12/2001		0	0	0	0	0	0	0	0	0	51	0	0	0	0
ERNST & YOUNG PTY	31/12/2001		0	0	0	0	0	0	0	0	0	39	0	0	0	0
GUZMAN RAMOS RICARDO	31/12/2001		0	0	0	0	0	0	0	0	0	28	0	0	0	0
GEO MARINE INC.	31/12/2001		0	0	0	0	0	0	0	0	0	136	0	0	0	0
ICASA INGENIERIA SA DE CV	31/12/2001		0	0	0	0	0	0	0	0	0	30	0	0	0	0
LLOYD'S REGISTER QUALITY	31/12/2001		0	0	0	0	0	0	0	0	0	94	0	0	0	0
MANUFACTURER SUPPLY INTERNAC	31/12/2001		0	0	0	0	0	0	0	0	0	2,079	0	0	0	0
PUROLATOR FACET INC.	31/12/2001		0	0	0	0	0	0	0	0	0	1,086	0	0	0	0
PYPSA INTERNATIONAL LTD	31/12/2001		0	0	0	0	0	0	0	0	0	1,904	0	0	0	0
SHENEIR ELECTRIC MEXICO	31/12/2001		98	0	0	0	0	0	0	0	0	0	0	0	0	0
SEACOM INTERNATIONAL INC.	31/10/2002		0	0	0	0	0	0	0	0	0	267	0	0	0	0
REDMAN PIPE AND SUPPLY	31/12/2001		0	0	0	0	0	0	0	0	0	6,391	0	0	0	0
AVILES BONILLA ALEJANDRO	28/02/2002		320	0	0	0	0	0	0	0	0	0	0	0	0	0
ASESORES EN URBANISMO Y ECOL	31/10/2002		141	0	0	0	0	0	0	0	0	0	0	0	0	0
BRETON ROJAS ALVARO	31/12/2001		99	0	0	0	0	0	0	0	0	0	0	0	0	0
CONCRETOS PREMESCLADOS DE CH	31/12/2001		121	0	0	0	0	0	0	0	0	0	0	0	0	0
CONSTRUCTORA CHAVEZ SA DE CV	30/04/2002		109	0	0	0	0	0	0	0	0	0	0	0	0	0
CRECENCIO BENITES CONSTANTIN	30/06/2002		50	0	0	0	0	0	0	0	0	0	0	0	0	0
CRISOSTOMO MORALES MARIO	31/10/2002		85	0	0	0	0	0	0	0	0	0	0	0	0	0
CPI ING Y ADMON DE PROYECTOS	31/10/2002		562	0	0	0	0	0	0	0	0	0	0	0	0	0
DEMM CONSULTORES SA DE CV	31/12/2001		89	0	0	0	0	0	0	0	0	0	0	0	0	0
DESPACHO GUTIERREZ RIVAS SC	31/05/2002		256	0	0	0	0	0	0	0	0	0	0	0	0	0
GARANTIA DE CALIDAD SA DE CV	31/05/2002	0.00	75	0	0	0	0	0	0	0	0	0	0	0	0	0
GRUPO NACIONAL PROVINCIAL SA	30/05/2002		345	0	0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final-Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
GRUPO ESP. EN OBRAS MARINAS	31/10/2002		278	0	0	0	0	0	0	0	0	0	0	0	0	0
HERMES CONSTRUCCION Y DISEÑO	28/04/2002		800	0	0	0	0	0	0	0	0	0	0	0	0	0
HIDROLOGICA SC	31/10/2002		78	0	0	0	0	0	0	0	0	0	0	0	0	0
INMOBILIARIA CUATRO CAMINOS	30/09/2002		3,118	0	0	0	0	0	0	0	0	0	0	0	0	0
IMPULSORA DE PROY IND LATIN	31/10/2002		55	0	0	0	0	0	0	0	0	0	0	0	0	0
LAB Y ASES EN CTROL DE LA CO	31/12/2001		64	0	0	0	0	0	0	0	0	0	0	0	0	0
MANCERA SC	31/05/2002		622	0	0	0	0	0	0	0	0	0	0	0	0	0
MAURITURS SA DE CV	31/10/2002		66	0	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORA IND Y DE SERV SA	28/02/2002		86	0	0	0	0	0	0	0	0	0	0	0	0	0
PROXAIR MEXICO SA DE CV	31/12/2001		69	0	0	0	0	0	0	0	0	0	0	0	0	0
PROYECTOS CONSTRUCCIONES REL	31/10/2002		77	0	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORES DE SERVICIOS	31/12/2001		284	0	0	0	0	0	0	0	0	0	0	0	0	0
QUALITAS CIA DE SEGUROS SA	28/04/2002		60	0	0	0	0	0	0	0	0	0	0	0	0	0
RICSA INDUSTRIALSA DE CV	31/12/2001		75	0	0	0	0	0	0	0	0	0	0	0	0	0
S U T E R M	30/04/2002		89	0	0	0	0	0	0	0	0	0	0	0	0	0
SANCHEZ TORRES AURELIO	31/12/2001		197	0	0	0	0	0	0	0	0	0	0	0	0	0
SEGUROS COMERCIAL AMERICA	31/07/2002		437	0	0	0	0	0	0	0	0	0	0	0	0	0
SERV DE ING Y COM DE EQPOS	31/07/2002		118	0	0	0	0	0	0	0	0	0	0	0	0	0
SOLANO ESTRADA JOEL ARMANDO	31/12/2001		78	0	0	0	0	0	0	0	0	0	0	0	0	0
SISTEMAS DE INSTRUMENTACION	31/10/2002		538	0	0	0	0	0	0	0	0	0	0	0	0	0
THERMICA DE MEXICO SA DE CV	30/06/2002		428	0	0	0	0	0	0	0	0	0	0	0	0	0
TIP DE MEXICO SA DE CV	30/06/2002		101	0	0	0	0	0	0	0	0	0	0	0	0	0
VAZQUEZ HERNANDEZ CAROLINA	31/12/2001		110	0	0	0	0	0	0	0	0	0	0	0	0	0
GBL SERV ESP DE PERSONAL SA	30/09/2002		194	0	0	0	0	0	0	0	0	0	0	0	0	0
GR SERV DE PERSONAL IND SA	30/09/2002		4,471	0	0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
TOTAL SUPPLIERS			14,843	0	0	0	0	0	0	0	0	12,105	0	0	0	0
ANT DE CLIENTES, ACREEDORES,	31/12/2001		20,359	0	0	0	0	0	0	0	0	362	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			20,359	0	0	0	0	0	0	0	0	362	0	0	0	0
-			41,703	0	0	0	0	0	0	0	0	12,467	0	0	0	0

NOTES

TIPO DE CAMBIO UTILIZADO $ 10.1767 X DOLAR.

STOCK EXCHANGE CODE: **PYP** QUARTER: 3 YEAR: **2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	35	356	0	0	356
TOTAL	**35**	**356**			**356**
NET BALANCE	**(35)**	**(356)**			**(356)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**154**	**1,567**	0	0	1,567
LIABILITIES POSITION	**1,225**	**12,467**			12,467
SHORT TERM LIABILITIES POSITION	1,225	12,467	0	0	12.467
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(1,071)**	**(10,900)**			**(10,900)**

NOTES

TIPO DE CAMBIO UTILIZADO $ 10.1767 X DOLAR.

STOCK EXCHANGE CODE:**PYP** QUARTER: 3 YEAR: **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7 **CONSOLIDATED**
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	62,198	44,368	(17,830)	0.92	(165)
FEBRUARY	57,619	43,785	(13,834)	0.06	9
MARCH	57,205	46,394	(10,811)	0.51	(55)
APRIL	54,507	48,257	(6,250)	0.54	(34)
MAY	54,485	50,227	(4,258)	0.20	(9)
JUNE	52,640	50,557	(2,083)	0.49	(10)
JULY	55,530	52,820	(2,710)	0.29	(8)
AUGUST	56,412	54,383	(2,029)	0.38	(8)
SEPTEMBER	62,306	57,511	(4,795)	0.60	(29)
ACTUALIZATION:	0	0	0	0.00	(6)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					(315)

NOTES

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED
NO APLICA

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **3** YEAR: **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
OFICINAS CENTRALES NAUCALPAN	PREST. SERV. P/DIFERENTES PROYECTOS	18,360	90
OFICINAS EN CEMPOALA, VER.	PREST.SERV.DE CONSTRUCCION	360	100
OFICINA EN CACTUS, CHIAPAS	PREST.SERV.DE CONSTRUCCION	360	100
OFICINA EN CD CARMEN, CAMPEC	PREST.SERV. DE INGENIERIA	9,000	100
OFNA. SN LUIS RIO COLORADO, S	PREST.SERV. DE INGENIERIA	1,800	100

NOTES

EL IMPORTE. DE LA CAPACIDAD INSTALADA SE EXPRESA EN HORAS HOMBRE/MES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: 3 YEAR: **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APLICA					

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **3** YEAR: **2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
ESTUDIOS DE CAMPO	8,130	3,110	8,130	3,110			
ESTUD FACTIBILIDAD	7,722	3,021	7,722	3,021			
INGENIERIA BASICA	8,679	3,215	8,679	3,215			
INGENIERIA DETALLE	66,318	22,659	66,318	22,659			
SUPERVISION DE OBRA	17,318	2,000	17,318	2,000			
ADMINISTRACION OBRA	39,931	1,000	39,931	1,000			
TOTAL		35,005		35,005			

NOTES

EL VOLUMEN DE PRODUCCION Y VENTAS SE PRESENTA EN HORAS HOMBRE

STOCK EXCHANGE CO PYP QUARTER: 3 YEAR: 2002
GRUPO PROFESIONAL PLANEACION Y I

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2001	440
Number of shares Outstanding at the Date of the NFEA: (Units)	8,082,304

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF SEPTIEMBRE OF 2002

FISCAL EARNINGS	-12,928
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	556
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 30 OF SEPTIEMBRE OF 2002	460
Number of shares Outstanding at the Date of the NFEA: (Units)	8,417,304

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF SEPTIEMBRE OF 2002

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF SEPTIEMBRE OF 2002 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: 3 YEAR 2002
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	899,170			899,170	7,000	
B		0		6,948,134				54,030
B-1		0		570,000				570
TOTAL			**899,170**	**7,518,134**	**0**	**899,170**	**7,000**	**54,600**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
8,417,304
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 487,000
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
B	937,100	25.97507	1.91000

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

QUARTER: 3 YEAR 2002

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE. CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 30 OF SEPTEMBER OF 2002 AND 2001 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

ING. GUILLERMO BARNETCHE DAVISON
DIRECTOR GENERAL

C.P. TIRSO LARA LIEVANO
CONTADOR GENERAL

NAUCALPAN DE JUAREZ, MEX, AT OCTOBER 25 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: PYP

FECHA: 25/10/200: 13:14

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.
DOMICILIO: BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA: EL PARQUE
C. POSTAL: 53398
CIUDAD Y ESTADO: NAUCALPAN DE JUAREZ ,MEX
TELEFONO: 53-28-95-00 Y 53-95-79-68
FAX: 53-95-89-69 AUTOMATICO: X
E-MAIL: gppyp2@prodigy.net.mx.
DIRECCION DE INTERNET www.pypsa.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: GPP860428P10
DOMICILIO FISCAL: BLVD MANUEL AVILA CAMACHO NO. 40 - 802-816 Y 9° PISO
COLONIA: EL PARQUE
C. POSTAL: 53398
CIUDAD Y ESTADO: NAUCALPAN DE JUAREZ ,MEX

RESPONSABLE DE PAGO

NOMBRE: ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO: BLVD MANUEL AVILA CAMACHO NO. 40 DESP 802, 816 Y 9° F
COLONIA: EL PARQUE
C. POSTAL: 53398
CIUDAD Y ESTADO: NAUCALPAN DE JUAREZ ,MEX
TELEFONO: 53-28-95-00 Y 53-28-95-62
FAX: 53-95-48-65
E-MAIL: barnetch@prodigy.net.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR GENERAL
NOMBRE: ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO: BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA: EL PARQUE
C. POSTAL: 53398
CIUDAD Y ESTADO: NAUCALPAN DE JUAREZ MEX
TELEFONO: 53-28-95-00 Y 53-28-95-62
FAX: 53-95-48-65
E-MAIL: barnetch@prodigy.net.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO: BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA: EL PARQUE
C. POSTAL: 53398
CIUDAD Y ESTADO: NAUCALPAN DE JUAREZ MEX

CLAVE DE COTIZACION: PYP **FECHA:** 25/10/200: 13:14

TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS Y ADMINISTRACION
NOMBRE:	LIC. RAFAEL NUÑEZ PEÑA
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-95-79-68
FAX:	53-95-89-69
E-MAIL:	gppyp2@ prodigy.net.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	5339
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	CONTADOR GENERAL
NOMBRE:	C.P. TIRSO LARA LIEVANO
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-28-95-67
FAX:	53-95-89-69
E-MAIL:	gppyp2@prodigy.net.mx.

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	GERENTE JURIDICO
NOMBRE:	LIC. MONICA MARTINEZ LOPEZ
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-95-79-68
FAX:	53-95-89-69
E-MAIL:	gppyp2@prodigy.net.mx.

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	GERENTE JURIDICO
NOMBRE:	LIC. MONICA MARTINEZ LOPEZ
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9

CLAVE DE COTIZACION: PYP FECHA: 25/10/200: 13:14

COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-28-95-79
FAX:	53-95-89-69
E-MAIL:	gppyp2@prodigy.net.mx.

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NO TIENE
NOMBRE:	LIC. LUIS ROBERTO OLEA HERNANDEZ
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-95-79-68
FAX:	53-95-89-69
E-MAIL:	gppyp2@prodigy.net.mx.

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.